FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.     NAME AND ADDRESS OF COMPANY

    Rubicon Minerals Corporation
    Suite 1540 - 800 West Pender Street
    Vancouver, British Columbia
    V6C 2V6

ITEM 2.     DATE OF MATERIAL CHANGE

    March 29, 2006

ITEM 3.     NEWS RELEASE

    The press release was issued March 29, 2006 over CCN Matthews.

ITEM 4.     SUMMARY OF MATERIAL CHANGE

    The Company has announced an agreement with TD Securities Inc. for a C$10 million bought deal private placement financing.

ITEM 5.     FULL DESCRIPTION OF MATERIAL CHANGE

On March 29, 2006, Rubicon entered into an agreement with an underwriting syndicate led by TD Securities Inc. (the “Underwriters”) pursuant to which the Underwriters have agreed to purchase 6,800,000 common shares of Rubicon at a price of C$1.48 per common share for aggregate proceeds to Rubicon of approximately C$10 million. Rubicon has granted the Underwriters the option to purchase up to an additional 1,000,000 common shares at C$1.48 per share at any time up to one business day prior to closing. Rubicon has agreed to pay to the Underwriters at closing a cash commission equal to 6% of the aggregate proceeds raised under the offering. The offering is scheduled to close on or about April 12, 2006 and closing is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the TSX and AMEX. The securities issued pursuant to the offering will be subject to a four month hold period in Canada in accordance with applicable securities laws.

The proceeds raised from the offering will be used by Rubicon to finance the exploration of the Red Lake gold camp and for general working capital purposes, including costs related to the proposed Plan of Arrangement previously announced on November 21, 2005.

ITEM 6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

    Not applicable

ITEM 7.    OMITTED INFORMATION

    Not applicable

ITEM 8.     EXECUTIVE OFFICER

    David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9.     DATE OF REPORT

    DATED at Vancouver, BC, the 30th day of March, 2006.

SCHEDULE A

March 28, 2006

Rubicon Minerals Corporation
800 West Pender Street, Suite 1540
Vancouver, BC V6C 2V6

Attention: Mr. David Reid
Director

Dear Mr. Reid,

TD Securities Inc. (“TDSI”) is pleased to offer to purchase from Rubicon Minerals Corporation (“the issuer”), Common Shares (the “Offered Securities”), as fully described in the enclosed term sheet.

This offer is made subject to reconfirmation of the terms at 7:10 am (Toronto time) on March 29, 2006 in the event of any event or circumstance that may materially adversely affect the value, market price, investment qualities or marketability of the Offered Securities and is also subject to the following additional terms and conditions:

Timing: The offer is open for acceptance by you until 7:15 a.m. (Toronto time) on March 29, 2006 unless extended or withdrawn from TDSI.

Syndication: The offer is not subject to syndication. However, TDSI intends to form an underwriting syndicate in consultation with the Issuer.

Press Release: Immediately upon your acceptance of this offer, the Issuer authorizes TDSI to issue a press release in respect of this agreement substantially in the form attached or otherwise mutually agreed upon.

Distribution: TDSI, together with the Underwriters, propose to offer the Offered Securities initially at the offering price specified in the enclosed term sheet. Notwithstanding the initial purchase of the Offered Securities hereunder by the Underwriters, after a reasonable effort has been made to see all of the Offered Securities at the initial issue price, we may subsequently reduce the selling price (for our own account) to investors from time to time in order to sell any Offered Securities remaining unsold provided that any such reduction in the selling price of the Offered Securities for the purposes of ay such sales made by the Underwriters to investors (as permitted under this paragraph) shall not affect, or in any way reduce, the aggregate proceeds raised from the sale by the Issuer to the Underwriters of any of such Offered Securities and, accordingly, available to the Issuer, subject to the payment of the commission and all other expenses contemplated hereunder, at closing.

Lock-Up: The Issuer agrees, until the date which is 90 days after closing, that it will not without the consent of the TDSI, on behalf of the Underwriters, whose consent shall not be unreasonably withheld, issue, agree to issue, or announce an intention to issue any additional Offered Securities or any securities convertible into or exchangeable for the Offered Securities (except in connection with the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities) which, for greater certainty, shall include and permit the issuance of securities of the Issuer under the Issuer’s stock option plan. This “lock-up” provision shall not apply to the issuance of securities of the Issuer pursuant to a bona fide acquisition by the Issuer or one of its affiliates that is approved by the Issuer’s board of directors or pursuant to the proposed Plan of Arrangement announced by the Issuer on November 21, 2005.

Underwriting Agreement: The Issuer and the Underwriters shall, not later than 6 days from the date of this letter, execute a mutually satisfactory underwriting agreement implementing the terms hereof and including the standard industry provisions regarding indemnities, termination options until closing (“regulatory out”,”disaster out” and “material adverse change out” clauses), several liability, timing and expense provisions. For greater certainty, the mutual obligation of the Issuer and the Underwriter to enter into an underwriting agreement on the foregoing basis is not a condition to the “bought deal” nature of the financing, nor is it a condition of the offer.

Due Diligence: The Issuer agrees to allow the Underwriters and their representatives to conduct all due diligence investigations which they may reasonably require in order to fulfill their obligations as underwriters. The agreement shall be conditional on these investigations not revealing any material information or fact which is not generally know to the public which might, in the Underwriters’ reasonable opinion, materially adversely affect the value of market price of the Offered Securities or the investment qualities or marketability of the Offered Securities.

Expenses: The Underwriters will be responsible for their “out of pocket” expenses and the fees and disbursements of Underwriters’ legal counsel. Whether or not closing occurs, all other expenses of or incidental to the creation, issue, delivery, and marketing of the offering shall be borne by the Issuer. If the offering is terminated, other than by reason of a default of one of the Underwriters, the Issuer shall reimburse the Underwriters for any and all expenses reasonably incurred by them.

Indemnity: The Issuer will indemnify and hold harmless each of the Underwriters and their respective affiliates, officers, directors, employees, shareholders and agents, against all losses (other than losses of profits), claims, liabilities, and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), related to or arising out of any matter, action or omission, occurring prior to or after the execution of the Underwriting Agreement, insofar as any such matter, action or omission arises out of or is based, directly or indirectly, upon the performance of professional services rendered to the Issuer by any of the Underwriters or otherwise in connection with the offer made by TDSI, on behalf of the Underwriters, to purchase the Offered Securities hereunder.

We welcome this opportunity to be engaged by Rubicon Minerals Corporation, and invite you to accept this offer by signing and returning a copy of this letter by fax to Matthew Quinlan at (604) 654-3671.

RUBICON MINERALS CORPORATION
TREASURY OFFERING OF COMMON SHARES                                          March 28, 2006

ISSUER:	Rubicon Minerals Corporation (“Issuer”)
ISSUE:	6,800,000 Common Shares (“Shares”)
AMOUNT:	$10,064,000
ISSUE PRICE:	$1.48 per Share (“Issue Price”)
UNDERWRITERS’ OPTION:	The Underwriters will have an option to purchase up to an additional 1,000,000 Shares ($1,480,000) at the Issue Price, exercisable in whole or in part at any time until 1 business day prior to Closing.
USE OF PROCEEDS:	To finance the exploration of the Red Lake gold camp and for general corporate purposes, including all costs related to the proposed Plan of Arrangement announced by the Issuer on November 21, 2005.
LISTING:	The Shares trade on the Toronto Stock Exchange under the symbol “RMX” and on the American Stock Exchange under the symbol “RBY”.
FORMS OF OFFERING:	Private placement to “accredited investors” in all provinces of Canada (together, the “Selling Jurisdictions”) in which the investor will be subject to a four (4) month hold period in all of the Selling Jurisdictions.
Private placement in the United States to “accredited investors” pursuant to Rule 506 of Regulation D under the U.S. Securities Act of 1933.
Private placement to purchasers in Europe, subject to compliance with applicable legislation.
FORM OF UNDERWRITING:

Bought, pursuant, but not subject, to the right of TD Securities Inc. to form a syndicate, and pursuant to an underwriting agreement containing “disaster out”, “regulatory out” and “material adverse change out” clauses running to Closing.

ELIGIBILITY FOR INVESTMENT:	Eligible under the usual Canadian statues as well as for RRSPs, RESPs, RRIFs and DPSPs.
UNDERWRITERS:	TD Securities Inc., together with a syndicate to be formed in consultation with the Issuer.
UNDERWRITING FEE:	6%
CLOSING:	April 12, 2006, or such other date as agreed to by the Issuer and TD Securities Inc.